

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 31, 2017

Via Email
James D. Gray
Chief Financial Officer
Ingredion Incorporated
5 Westbrook Corporate Center
Westchester, Illinois 60154

> **Re:** **Ingredion Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 22, 2017**
> **File No. 001-13397**

Dear Mr. Gray:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Brad Skinner
>
> Brad Skinner
> Senior Assistant Chief Accountant
> Office of Natural Resources